Exhibit 99.8

This exhibit is a copy of the report previously issued by Arthur Andersen and has not been reissued by Arthur Andersen.

Report of independent public accountants

To Logan Generating Company, L.P. and
Keystone Urban Renewal Limited Partnership:

We have audited the accompanying combined balance sheets of Logan Generating Company, L.P. (a Delaware limited partnership) and Keystone Urban Renewal Limited Partnership (a Delaware limited partnership), (collectively, the "Partnerships") as of December 31, 2000 and 1999, and the related combined statements of operations, changes in partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Logan Generating Company, L.P. and Keystone Urban Renewal Limited Partnership as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Partnerships changed their method of accounting for scheduled major overhauls in 2000.

     /s/   Arthur Andersen LLP

Vienna, Virginia
January 11, 2001

Logan Generating Company, L.P. And Keystone Urban Renewal Limited Partnership Combined Balance Sheets As of December 31, 2000 and 1999
Assets

	2000	1999

Current assets:
Cash and cash equivalents	$ 5,673,613	$ 5,174,331
Restricted cash	109,754	188,808
Accounts receivable	13,424,280	9,137,061
Fuel inventory	1,439,479	2,401,672
Prepaid expenses	1,338,078	1,284,579
Total current assets	21,985,204	18,186,451

Land and easements	4,146,592	4,146,592

Property, plant and equipment, net of accumulated depreciation of $72,191,463 and $61,286,459, respectively	437,569,364	445,626,412

Deferred financing costs, net of accumulated amortization of $5,394,440 and $4,787,099, respectively	2,162,196	2,769,537
Total assets	$ 465,863,356	$ 470,728,992

Liabilities and Partners' Capital

Current liabilities:
Accounts payable	$ 4,170,644	$ 5,571,572
Interest payable	2,869,212	2,644,615
Other accrued liabilities	2,156,546	2,388,187
Current portion of capital lease and long-term debt	24,387,318	23,348,224
Total current liabilities	33,583,720	33,952,598

Bonds payable	90,000,000	90,000,000
Junior loan payable	3,799,842	4,057,507
Term loan payable	234,949,180	259,077,960
Scheduled major overhaul	-	2,689,349
Capital lease payable	-	3,822
Total liabilities	362,332,742	389,781,236

COMMITMENTS AND CONTINGENCIES (NOTE 7)

Partners' capital:
Aspen Power Corporation	-	812,245
Cogentrix/Logan, Inc.	51,903,643	39,799,969
Eagle Power Corporation	51,626,871	40,335,442
Granite Generating Company, L.P.	1	1
Keystone Cogeneration Company, L.P.	99	99
Total partners' capital	103,530,614	80,947,756
Total liabilities and partners' capital	$ 465,863,356	$ 470,728,992

The accompanying notes are an integral part of these combined statements.

Logan Generating Company, L.P. And Keystone Urban Renewal Limited Partnership Combined Statements of Operations For the Years Ended December 31, 2000 and 1999

	2000	1999

Revenues:
Energy	$ 26,140,115	$ 22,233,859
Capacity	59,534,921	41,832,377
Steam	197,971	183,088
Incentives	2,000,000	-
Interest Rate Mode Agreement	27,848,670	24,657,615
Interest Income	345,377	205,979
Other Income	393,554	4,002,896
Total revenues	116,460,608	93,115,814

Expenses:
Fuel	22,486,627	18,980,082
Operating and maintenance	12,322,418	12,104,287
Taxes and insurance	2,432,215	2,060,673
General and administrative	4,982,562	2,909,436
Depreciation	10,912,715	10,967,234
Interest	29,245,123	26,320,847
Other	45,439	60,672
Total expenses	82,427,099	73,403,231

Income before cumulative effect of a change in accounting principle	34,033,509	19,712,583
Cumulative effect of a change in accounting for scheduled major overhaul costs	2,689,349	-

Net income	$ 36,722,858	$ 19,712,583

The accompanying notes are an integral part of these combined statements.

Logan Generating Company, L.P. And Keystone Urban Renewal Limited Partnership Combined Statements of Changes in Partners' Capital For the Years Ended December 31, 2000 and 1999
	Aspen Power Corporation	Cogentrix/ Logan, Inc.	Eagle Power Corporation	Granite Generating Company, L.P.	Keystone Cogeneration Company L.P.	Total
Partners' capital, December 31, 1998 Capital distributions Net income	$ 721,049 (105,930) 197,126	$ 35,331,373 (5,190,570) 9,659,166	$ 35,775,651 (5,296,500) 9,856,291	$ 1 - -	$ 99 - -	$ 71,828,173 (10,593,000) 19,712,583
Partners' capital, December 31, 1999 Net income	812,245 76,776	39,799,969 3,762,008	40,335,442 3,838,783	1 -	99 -	80,947,756 7,677,567
Partners' capital, February 17, 2000 Sale of 1% Interest	889,021 (889,021)	43,561,977 889,021	44,174,225 -	1 -	99 -	88,625,323 -
Partners' capital, February 17, 2000 Capital distributions Net income	- - -	44,450,998 (7,070,000) 14,522,645	44,174,225 (7,070,000) 14,522,646	1 - -	99 - -	88,625,323 (14,140,000) 29,045,291
Partners' capital, December 31, 2000	$ -	$ 51,903,643	$ 51,626,871	$ 1	$ 99	$103,530,614

The accompanying notes are an integral part of these combined statements.

Logan Generating Company, L.P. And Keystone Urban Renewal Limited Partnership Combined Statements of Cash Flows For the Years Ended December 31, 2000 and 1999

	2000	1999

Cash flows from operating activities:
Net income	$ 36,722,858	$ 19,712,583
Adjustments to reconcile net income to net cash
provided by operating activities-
Depreciation	10,912,715	10,967,234
Amortization of deferred financing costs	607,341	761,240
Loss on disposal of property, plant and equipment	51,432	222,394
Cumulative effect of change in accounting for scheduled major overhaul costs	(2,689,349)	-
Increase in accounts receivable	(4,287,219)	(3,468,099)
Decrease in fuel inventory	962,193	132,756
Increase in prepaid expenses	(53,499)	(464,929)
(Decrease) increase in accounts payable and accrued liabilities	(1,632,569)	2,347,693
Increase in accrued interest	224,597	261,888
Increase in scheduled major overhaul	-	137,605
Net cash provided by operating activities	40,818,500	30,610,365

Cash flows from investing activities:
Additions to property, plant and equipment	(2,907,100)	(1,913,155)
Net cash used in investing activities	(2,907,100)	(1,913,155)

Cash flows from financing activities:
Decrease (increase) in restricted cash	79,054	(44,484)
Payments on capital lease obligations	(8,731)	(5,282)
Payment on term loan	(23,113,200)	(15,829,040)
Payment on junior loan	(229,241)	(203,784)
Capital distributions	(14,140,000)	(10,593,000)
Net cash used in financing activities	(37,412,118)	(26,675,590)

Net change in cash and cash equivalents	499,282	2,021,620
Cash and cash equivalents, beginning of year	5,174,331	3,152,711
Cash and cash equivalents, end of year	$ 5,673,613	$ 5,174,331

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 26,197,909	$ 23,093,061

The accompanying notes are an integral part of these combined statements.

Logan Generating Company, L.P.
And
Keystone Urban Renewal Limited Partnership

Notes to Combined Financial Statements
As of December 31, 2000 and 1999

1. ORGANIZATION AND BUSINESS:

Logan Generating Company, L.P.
Logan Generating Company, L.P. ("Logan"), formerly Keystone Energy Service Company, L.P., is a Delaware limited partnership formed on October 10, 1991. The general partners of Logan are Eagle Power Corporation ("Eagle"), a California corporation and a wholly-owned subsidiary of PG&E National Energy Group, Inc. ("NEG Inc") and Cogentrix/Logan, Inc. ("CLI"), a Delaware corporation and a wholly-owned subsidiary of Cogentrix Energy, Inc. ("Cogentrix"). The limited partner of Logan is Eagle.

Bechtel Generating Company, Inc. ("BGC"), a subsidiary of Bechtel Enterprises, Inc. entered into a Purchase Agreement dated March 6, 1998, with Cogentrix, whereby CLI purchased from BGC, on October 20, 1998, among other things, 98% (representing a 49% interest in Logan) of Aspen Power Corporation's ("Aspen"), a Delaware corporation and a wholly-owned subsidiary of BGC, general partnership interest. Also, concurrent with the purchase, Aspen's 1 % remaining interest was converted to a limited partnership interest. Effective February 17, 2000, CLI purchased Aspen's remaining 1 % interest, which was converted back into a general partnership interest.

The net operating profits and losses of Logan are allocated to CLI and Eagle (collectively, the "Partners") based on the following ownership percentages, at December 31, 2000:

General Partners: CLI Eagle	50% 49%
Limited Partners: Eagle	1%

All distributions other than liquidating distributions will be made based on the Partners' percentage interest as shown above, in accordance with the project documents and at such times and in such amounts as the Board of Control of Logan determines.

Keystone Urban Renewal Limited Partnership
Keystone Urban Renewal Limited Partnership ("Urban") is a Delaware limited partnership formed on September 13, 1991. The general partner of Urban is Keystone Cogeneration Company, L. P. ("Keystone"), a Delaware limited partnership whose general partners are CLI (50%) and Eagle (49%) and whose limited partner is Eagle (1%). The limited partner of Urban is Granite Generating Company, L.P. ("Granite"), a Delaware limited partnership whose general partners are CLI (50%) and Eagle (49%) and whose limited partner is Eagle (1%).

BGC entered into a Purchase Agreement dated March 6, 1998, with Cogentrix whereby CLI purchased from BGC, on October 20, 1998, among other things, 98% (representing a 49% interest in Urban) of Aspen's general partnership interest. Also, concurrent with the purchase, Aspen's 1% remaining interest was converted to a limited partnership interest. Effective February 17, 2000, CLI purchased Aspen's remaining 1 % interest, which was converted back into a general partnership interest.

The operating profits and losses of Urban are allocated to Keystone and Granite based on the following ownership percentages:

General Partner: Keystone	99%
Limited Partner: Granite	1%

All distributions other than liquidating distributions will be made based on the percentage interests as shown above, in accordance with the project documents and at such times and in such amounts as the general partner determines.

Project Business
Logan and Urban (collectively, the "Partnerships") were formed to develop, construct, own and operate a 217 megawatt ("MW") pulverized coal-fired cogeneration station (the "Project") in the Township of Logan, New Jersey. Urban holds title to the land upon which the Project is situated as well as the Project itself. Logan leases the Project from Urban pursuant to a facilities lease agreement dated April 1, 1992. The lease commenced on the first funding date of the Project's construction, and will terminate upon 1) the merger of the Partnerships, 2) mutual consent between the Partnerships and the Township of Logan, or 3) final payment of the Partnerships' obligations incurred to finance the Project. The Project is designed to produce electricity for sale to Atlantic City Electric/Conectiv ("AE/Conectiv") and process steam for sale to Ferro Corporation (see Note 5) for use in its industrial operations. The Project entered commercial operations and achieved final completion in 1994.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Presentation
The accompanying financial statements of the Partnerships are presented on a combined basis since both Partnerships are under common control. As such, all inter-partnership transactions have been eliminated in combination.

The Partnerships' financial statements were prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
For the purpose of reporting cash flows, cash equivalents include short-term investments with original maturities of three months or less.

Restricted cash
Restricted cash includes cash and cash equivalent amounts, as defined above, which are restricted under the terms of certain of the Partnerships' agreements. Restricted cash includes amounts restricted for debt service and amounts escrowed with the Township of Logan.

Fuel inventory
Fuel inventory includes the following components as of December 31, 2000 and 1999. Fuel inventory is stated at the lower of cost or market using the average cost method.

	2000	1999
Coal	$1,372,568	$2,318,687
Fuel oil	35,376	47,930
Lime	31,535	35,055
	$1,439,479	$2,401,672

Prepaid expenses
Prepaid expenses include $232,570 and $109,637 of prepaid insurance expenses related to property damage and other general liability policies, $888,842 and $814,942 of advance funding for expenses related to operations and maintenance, $185,000 and $360,000 of prepaid SCR Catalyst material, and $31,666 and $0 of prepaid agency and bond rating fees as of December 31, 2000 and 1999, respectively.

Property, plant and equipment
Property, plant and equipment, which consist primarily of the Project, are recorded at actual cost. The Project is depreciated on a straight-line basis over 35 years including a residual value on the Project approximating 25 percent of the gross Project costs.

Other property, plant and equipment are depreciated on a straight-line basis over the estimated remaining economic or service lives of the respective assets (ranging from 3 to 10 years). Routine maintenance and repairs are charged to expense as incurred.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of' ("SFAS No. 121"). SFAS No. 121 establishes criteria for recognizing and measuring impairment losses when recovery of recorded long-lived asset values is uncertain. In the opinion of management of the Partnerships, there has been no impact on the Partnerships' financial condition or results of operations in 2000 or 1999.

Deferred financing costs
Financing costs, consisting primarily of the costs incurred to obtain Project financing, are deferred and amortized using the effective interest rate method over the term of permanent financing.

Scheduled major overhaul
The Securities and Exchange Commission ("SEC") has recently stated that it objects to the accrue in advance method for scheduled significant replacement and overhaul costs. The SEC has asked the Accounting Standards Executive Committee ("AcSEC") to issue guidance related to accounting for these costs, which will not include the accrue in advance method. Prior to the issuance of guidance from the AcSEC, the SEC has stated that it will allow companies to recognize the change from accrue in advance as a cumulative effect of a change in accounting principle. The Partnership has, therefore, changed its method of accounting for scheduled major overhaul to the as incurred method effective January 1, 2000. As such, the Partnership reflected a cumulative effect of a change in accounting principle of $2,689,349 to increase net income. The effect of adopting this new accounting principle in 2000 was to reduce operating and maintenance costs and correspondingly increase net income approximately $609,876.

Derivative financial instruments
The Partnership will adopt Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and 138, on January 1, 2001. This standard requires the Partnership to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are not effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recognized in other comprehensive income until the hedged items are recognized in earnings. The Partnership also has certain derivative commodity contracts for the physical delivery of purchase and sale quantities transacted in the normal course of business. These derivatives are exempt from the requirements of SFAS No. 133 under the normal purchases and sales exception and, thus, will not be reflected on the balance sheet at fair value. The Partnership estimates that adoption of SFAS No. 133 will not have a material impact on its financial condition or results of operation.

Revenue recognition
Revenues from the sale of electricity are recorded based on output delivered and capacity provided at rates specified under contract terms.

Income taxes
Under current law, no Federal or state income taxes are paid directly by the Partnerships. All items of income and expense of the Partnerships are allocable to and reportable by the Partners in their respective income tax returns. Accordingly, no provision is made in the accompanying combined financial statements for Federal or state income taxes.

Reclassifications
Certain reclassifications have been made in the 1999 financial statements to conform to the 2000 presentation.

3. BONDS AND LOANS PAYABLE:

At December 31, 2000 and 1999, the Partnerships had the following bonds and loans payable:

December 31, 2000
Description	Commitment Amount	Due Date	Balance Outstanding	Interest Expense	Commitment Fees	Letter of Credit Fees
NJEDA Bonds	$ 90,000,000	1/1/15	90,000,000	$3,556,642	n/a	N/a
Reimbursement and Loan Agreement
Term Loan	350,200,000	9/30/09	259,077,960	22,326,583	n/a	N/a
Bond letter of credit	92,219,000	5/4/05	-	-	n/a	$1,406,342
Debt service reserve letter of credit	20,000,000	11/15/05	-	-	n/a	305,006
Working Capital	9,500,000	5/4/02	-	-	$48,292	N/a

Junior Loan	4,943,205	12/31/09	4,057,507	538,639	n/a	N/a

December 31, 1999
Description	Commitment Amount	Due Date	Balance Outstanding	Interest Expense	Commitment Fees	Letter of Credit Fees
NJEDA Bonds	$ 90,000,000	1/1/15	90,000,000	$2,806,954	n/a	N/a
Reimbursement and Loan Agreement
Term Loan	350,200,000	9/30/09	282,191,160	19,981,742	n/a	N/a
Bond letter of credit	92,219,000	5/4/04	-	-	n/a	$1,373,682
Debt service reserve letter of credit	20,000,000	11/15/05	-	-	n/a	332,049
Working Capital	9,500,000	5/4/02	-	-	$48,160	n/a

Junior Loan	4,943,205	12/31/09	4,286,748	565,574	n/a	n/a

New Jersey Economic Development Authority ("NJEDA") Bonds
The NJEDA issued and sold $90,000,000 of its Exempt Facility Revenue Bonds (the "Bonds") in order to finance a portion of the costs of constructing and equipping the Project. The issuance of the NJEDA bonds was made pursuant to an Indenture of Trust, which named First Fidelity, N.A., as the bond trustee, The proceeds were lent to the Partnerships pursuant to the NJEDA Authority Loan Agreement. The Bonds, which are secured by an irrevocable letter of credit, provide for interest at variable rates. The weighted-average interest rates on the Bonds were 3.95% and 3.65% at December 31, 2000 and 1999, respectively. Remarketing fees paid to the remarketing agent, Goldman Sachs and Co., were $90,000 in 2000 and 1999.

Reimbursement and Loan Agreement
Pursuant to the Third Amended and Restated Reimbursement and Loan Agreement (the "Reimbursement and Loan Agreement") dated as of November 1, 1995, the Partnerships entered into a financing facility with a group of banks (the "Senior Lenders"). Funding from the financing facility is drawn on Union Bank of Switzerland, New York ("UBS"), as the agent for the Senior Lenders. The financing facility provides for a construction/term loan, a bond letter of credit, a debt service reserve letter of credit and a working capital loan. The Reimbursement and Loan Agreement is secured by the Project.

Construction and Term Loan
The term loan commitment was entered into on January 24, 1995 (the "Conversion Date") and was drawn to repay the outstanding balance on the construction loan. The interest rate on the term loan is based upon various short-term indices at the Partnerships' option and may be changed periodically, also at the Partnerships' option. The weighted average interest rate for the borrowings relating to the term loan was 8.31% at December 31, 2000. Principle repayments, ranging from $61,285 to $11,495,315, will be due quarterly until September 30, 2009, according to an amortization schedule provided in the Reimbursement and Loan Agreement.

Bond Letter of Credit
In order to support certain payments of the NJEDA bonds, the Partnerships requested the Senior Lenders to issue an irrevocable letter of credit. The committed amount of the letter of credit is reduced in the same amounts as the related bond principal is repaid. The fee is between 1.375 and 1.500 percent on the borrowed portion. The expiration date may be extended for one-year periods, annually, at the sole discretion of the Senior Lenders.

Draws upon the letter of credit are to be used for the payment of principal or interest on the bonds and are to be made only when funds are not available or adequate from the debt service fund or the bond redemption fund, as established in the Bond Indenture of Trust dated April 1, 1992. The Partnerships do not expect to draw on the letter of credit. If any draws are made, however, interest is calculated at a default rate that approximates the prime rate of interest plus a margin of 2.0 percent. If there is any balance outstanding on the letter of credit, the Partnerships also have the option of drawing on a liquidity commitment and a refunding notes commitment by the Senior Lenders. Interest on these draws is based on various short-term interest rates as chosen by the Partnerships, plus an applicable margin. The refunding notes are used to repay the liquidity notes. The refunding notes are to be repaid according to amortization schedules set forth in the Reimbursement and Loan Agreement, with final payment on September 30, 2009.

Debt Service Reserve Letter of Credit
In order to release $15,624,000 from a debt service reserve, the Partnerships requested the Senior Lenders to consent to and issue a $20,000,000 letter of credit instead. The Senior Lenders consented and the letter of credit was integrated into the existing financing structure on November 1, 1995, creating the Reimbursement and Loan Agreement. The funds released were used to pay amounts due the construction contractor, costs to achieve the letter of credit and distributions to the Partners. The initial expiration date was November 15, 2000, with an annual provision of extending the five-year term at the sole discretion of the providers of the letter of credit. The letter of credit was extended and currently expires November 15, 2005. Fees for this letter of credit are 1.375 percent of the letter of credit amount. The total cost to the Partnerships to achieve the issuance of the letter of credit was $790,399, including consent fees and legal costs. The total cost was capitalized in deferred financing costs and was amortized over 5 years.

Working Capital Loan
The working capital loan commitment provides up to $9,500,000 for the seasonal working capital requirements of the Project. The Partnerships are required to pay down the loan to zero for a minimum of one week per year. Interest on any outstanding balance is payable quarterly and is calculated based on various short-term indices at the Partnerships' option and is determined separately for each draw. The loan includes commitment fees, to be paid quarterly, of 0.50 percent on the unborrowed portion.

Junior Loan Agreement
On November 1, 1993, in order to finance a portion of the costs of constructing and equipping the Project, the partnerships renegotiated a junior loan agreement (the "Junior Loan Agreement") with Foster Wheeler Energy Corporation (the "Junior Lender") in the amount of $4,800,000. The Junior Lender advanced no cash to the Partnerships. The advances were made by deferring the final $4,800,000 payment due to the Junior Lender from Bechtel Power Corporation ("BPC") under the construction subcontract between the Junior Lender and BPC. In addition, accrued interest of $143,205 was added to the principal outstanding at the Conversion Date. Interest is due quarterly at the rate equal to the Treasury rate, as defined, plus 4.95 percent (12.78% at December 31, 2000). Principal payments are due quarterly between March 31, 1996 and December 31, 2009, according to an amortization schedule provided in the Junior Loan Agreement. There are no fees on the loan commitment and the loan is unsecured.

Future Minimum Payments
Future minimum principal payments at December 31, 2000, required by the debt instruments outstanding are as follows (In thousands):

	NJEDA Bonds	Term Loan	Junior Loan	Total
2001	-	24,129	258	24,387
2002	-	24,444	290	24,734
2003	-	24,129	327	24,456
2004	-	24,199	367	24,566
2005	-	39,958	413	40,371
Thereafter	90,000	122,219	2,402	214,621
Total Principal	$ 90,000	$ 259,078	$ 4,057	$ 353,135

4. SUPPLY AGREEMENTS:

Coal Supply Agreement
Logan has a coal supply agreement with Anker Energy Corporation ("Anker") to supply the Project's coal requirements at costs as defined in the agreement. The contract has an initial term of 20 years, commencing on September 22, 1994, with a five-year automatic extension if neither party cancels the contract. In 1995, a short-term amendment to the agreement extending through December 31, 1999 was reached with Anker whereby AE/Conectiv nominated a price per ton based upon expected dispatch of Logan during every six-month period beginning January 1 and July 1. This agreement would have terminated automatically if the actual coal purchase level was not at least 90% of nominated levels; in that case coal pricing would have reverted to the original coal supply agreement. The agreement did not require Logan to purchase any minimum quantities; however, for years when less than 311,000 tons were purchased by Logan, Logan owed Anker a dedication fee of $5.00 per ton for such shortfall. There were no such shortfalls in 1999. The short-term amendment to the agreement expired in December 1999 and was not renewed.

Lime Supply Agreement
Logan has a lime supply agreement with Graymont (PA) Inc., formerly Bellefonte Lime Company, Inc. for supply of the Project's lime requirements. The contract has an initial term of 20 years, commencing on September 22, 1994, with a five-year automatic extension if neither party cancels the contract. Logan is required to purchase a minimum of 1,500 tons of limestone per year, at an initial delivered cost of $76 per ton. The initial cost is escalated annually each October 1 based on price index formulas as defined in the agreement.

Ash Management Services Agreement
Logan has an ash management services agreement with ISG Resources, Inc., formerly JTM Industries, Inc., for removal, transportation and reuse of all ash produced at the Project. The contract has an initial term of 20 years, commencing on September 22, 1994, with a five-year automatic extension if neither party cancels the contract. The agreement provides for an initial monthly fee of $46,415, plus a cost per ton. Both components of the cost are subject to escalation annually in accordance with the agreement.

5. SALES AGREEMENTS:

Power Purchase Agreement
Logan has a 30-year power purchase agreement ("PPA"), which commenced on September 22, 1994, with AE/Conectiv for the sale of 200 MW of the Project's electricity output, as dispatched by AE/Conectiv. The PPA provides for both capacity and energy payments, incentive payments and payments under an Interest Rate Mode Adjustment Procedures Agreement ("IRMA") as defined in the PPA. The pricing structure is based on a contractual formula, which escalates annually by a measure of inflation and electricity price index formulas. According to the IRMA, AE/Conectiv shall direct Logan to make any and all interest rate mode elections available to Logan from time to time under the Reimbursement and Loan Agreement and the NJEDA Bonds. AE/Conectiv, in turn, makes payments to Logan sufficient to cover interest costs based upon these elections.

Power Sales Agreement
Logan has a 1-year power sales agreement ("PSA"), which commenced on June 1, 2000, with AE/Conectiv for the sale of up to 8 MWs of the Project's excess electricity output, as dispatched by AE/Conectiv. The PSA provides for energy payments based on locational market prices and a $6,000 per month administrative fee paid to AE/Conectiv.

Steam and Electricity Sales Agreements
Logan has 30-year steam and electric sales agreements, which commenced on January 1, 1995, with Monsanto Chemical Company ("Monsanto") to provide all of Monsanto's steam and electricity needs. Monsanto Company's shareholders approved a spin-off of Monsanto's Chemical business as a separate company, Solutia, Inc., effective September 1, 1997. Logan agreed to the assignment of the steam sales agreement to Solutia, Inc. Solutia sold its polymer modifiers business, which included the New Jersey Plant, to Ferro Corporation ("Ferro") effective July 31, 2000. Logan agreed to the assignment of the steam sales agreement to Ferro. Under the steam agreement, Ferro has agreed to purchase all its steam requirements from Logan and, at a minimum, the lesser of the full amount of steam required for Logan to maintain its Qualifying Cogeneration Facility status as defined in 1988 under the Public Utility Regulatory Policies Act or thirty-five thousand pounds per hour. Steam revenues average between $1.00/klbs. and $0.50/klbs. in accordance with the agreement. Logan assigned the electric sales agreement to AE/Conectiv effective September 24, 1996.

6. RELATED-PARTY TRANSACTIONS:

Management Services Agreement
The Partnerships have a management services agreement with PG&E National Energy Company ("NEG"), a wholly-owned indirect subsidiary of NEG Inc. The agreement provides for NEG to provide day-to-day management and administration of the Partnerships' business relating to the Project. The agreement will continue for 33 years from commencement. Compensation to NEG under the agreement includes an annual base fee of $400,000, escalated annually, wages and benefits for employees working on behalf of the Partnerships and other costs directly related to the Partnerships. Total payments to NEG were $3,390,887 and $3,134,717 in 2000 and 1999, respectively. As of December 31, 2000 and 1999, the Partnerships owed NEG $394,262 and $430,611, respectively, which is included in accounts payable in the accompanying combined balance sheets.

Operations and Maintenance Agreement
The Partnerships have an operations and maintenance agreement with PG&E Operating Services Company ("PG&EOSC"), a wholly-owned indirect subsidiary of NEG Inc., for operations and maintenance of the Project during construction and for 10 years after substantial completion of construction of the Project. Thereafter, the agreement will be automatically renewed for periods of 5 years until terminated by either party with at least 12 months notice. Compensation to PG&EOSC includes the reimbursement of direct and indirect operational expenses, a base fee of $500,000 per year, additional fees based on targeted plant performance, a safety bonus of up to $500 per employee per year and an employee incentive bonus up to 30 percent of base wages. These fees are adjusted annually by a measure of inflation as defined in the agreement. If targeted plant performance is not reached, PG&EOSC will pay liquidated damages to Logan. Total payments to PG&EOSC were $7,630,113 and $7,062,615 in 2000 and 1999, respectively. At December 31, 2000 and 1999, the Partnerships owed PG&EOSC $570,649 and $718,761, respectively, which are included in accounts payable in the accompanying combined balance sheets. At December 31, 2000 and 1999, the Partnerships have accrued $1,621,111 and $1,785,071, respectively, for bonuses and fees to PG&EOSC, which is included in other accrued liabilities in the accompanying combined balance sheets.

Power Brokering/Marketing Agreement
The Partnerships had a power brokering/marketing agreement with an affiliate, PG&E Energy Trading-Power, L.P. (formerly, USGen Power Services, L.P.) ("PG&E ET"), a Delaware limited partnership whose partners are wholly-owned indirect subsidiaries of PG&E Shareholdings, Inc. (formerly, PG&E Generating Company). The agreement commenced on April 7, 1995 and expired automatically three years from the commencement date. Logan filed an amendment to its Rate Schedule No. 2 to permit sales to affiliates. FERC, Federal Energy Regulatory Commission, accepted this amendment and these sales became direct sales to PG&E ET as of September 28, 1996. Under the agreement PG&E ET provided certain services to the Partnerships related to the sale of capacity and energy as well as other power-related services, including but not limited to spinning reserves, operating reserves or emission allowances from the Partnerships to various electric utilities and other entities. Compensation to PG&E ET is negotiated on a deal-by-deal basis. The pricing of the capacity and energy was negotiated at market prices.

Logan had entered into a new short-term contract with PG&E ET for the sale of between 7 MW and 15 MW of excess capacity and energy. The contract began on June 1, 1999 and terminated on May 31, 2000. Logan currently sells its excess energy to a non-affiliate.

Payments of $1,295,745 and $270,725 were received from PG&E ET in 2000 and 1999, respectively. As of December 31, 2000 and 1999, PG&E ET owed the Partnerships $0 and $1,081,824, respectively, which is included in accounts receivable in the accompanying combined balance sheets.

7. COMMITMENTS AND CONTINGENCIES

Insurance Settlement
On April 7, 1999, the Partnerships experienced a generator failure. This required the Partnerships to repair the generator, which caused additional operations and maintenance expense and reduced gross profit in 1999. The Partnerships were also required to repay capacity and incentive payments to AE/Conectiv for 1999. The Partnerships submitted a property damage insurance claim and a business interruption insurance claim to its insurance carriers. The claims amounted to approximately $4.4 million, of which approximately $4.0 million was recognized as other income in 1999 as payment was probable. In 2000, one additional claim of $0.4 million was made for additional lost revenue. The Partnerships have received approximately $1.3 million of advance payments from its insurance carriers as of December 31,2000. The claims are expected to be settled and paid by the end of the first quarter of 2001. The Partnerships have recognized a receivable from its insurance carriers for approximately $3.1 million as of December 31, 2000, since the Partnerships have received correspondence that confirms approval of the claim.

As a result of the generator failure, the Partnerships were unable to meet certain availability factors set forth in the PPA with AE/Conectiv in 1999. Under the terms of the PPA, if the Partnerships do not meet these factors, the incentive bonus and certain capacity payments paid by AE/Conectiv during 1999 must be repaid to AE/Conectiv. Therefore, the Partnerships repaid $2,787,902 to AE/Conectiv for 1999 in 2000. This amount has been included in the insurance claim discussed above.

Litigation
On February 24, 1999, AE/Conectiv notified Logan that it believed Logan to be in "substantial non-compliance with material provisions" of the PPA and required Logan to cure the alleged non-compliance within 30 days. AE/Conectiv further stated that in the interim, beginning with the payment made on February 26, 1999 for January 1999 purchases, AE/Conectiv would be escrowing a portion of the amount due. Logan's management responded to AE/Conectiv's allegations on March 15, 1999, with a demand for arbitration with the American Arbitration Association, ("Arbitrators"), in accordance with Article 17.1 of the PPA. The arbitration began with both parties naming their arbitrators on March 30, 1999. On April 5, 1999, AE/Conectiv refunded to Logan the escrowed amounts, including interest, for the period held in escrow.

On February 9, 2000, AE/Conectiv notified Logan of its intent to terminate the PPA and its intent to submit the issue of permissibility of termination to the pending arbitration case. On February 18, 2000, Logan's management responded to AE/Conectiv that this latest "notice" from AE/Conectiv is improper under the terms of the PPA and has no legal effect. On August 4, 2000, the Arbitrators ruled that AE/Conectiv would be permitted to argue the issue of termination and to reduce its damage claim from $8 million to $4 million. The Arbitrators ruled that AE/Conectiv would not be permitted to add a claim related to the reconciliation of coal prices in connection with the First Amendment to the Coal Supply Agreement with Anker. Hearings before the Arbitration Panel have begun and are expected to continue into February 2001. Management does not agree with AE/Conectiv's assessment and does not believe any amount is due back to AE/Conectiv. The Partnerships' legal counsel believes it is too early to tell if the claim will lead to an unfavorable outcome and reasonably estimate the amount of potential loss. Therefore, the Partnerships have not recognized an accrual related to this issue as of December 31, 2000.

8. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS:
The carrying amounts of the Partnerships' cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, interest payable and other accrued liabilities approximate fair value because of the short maturities of these instruments.

The carrying amounts of the Partnerships' bonds payable, term loan payable and junior loan payable are equal to their fair value because of the variable nature of the interest obligations thereon.